



SECURITIES AND EXCHANGE COMMISSION

13031785

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37710

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2012 (MM/DD/YY) AND ENDING 03/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mizuho Securities USA Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Park Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Kronenberg — (212) 209-9499
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Kronenberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Mizuho Securities USA Inc.**, as of March 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STEVEN SFERLAZZA
Notary Public, State of New York
No. 01SF6225517
Qualified in Nassau County
Commission Expires August 23, 2014



Signature

Senior Managing Director
& Chief Financial Officer

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- ☐ (q) Computation of CFTC Minimum Net Capital Requirements.
- ☐ (r) Supplementary Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



STATEMENT OF FINANCIAL CONDITION

Mizuho Securities USA Inc.
March 31, 2013
With Report of Independent Registered Public
Accounting Firm

Ernst & Young LLP


ERNST & YOUNG

Mizuho Securities USA Inc.

Statement of Financial Condition

March 31, 2013

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530
Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

ERNST & YOUNG

Report of Independent Registered Public Accounting Firm

The Board of Directors Stockholders
Mizuho Securities USA Inc.

We have audited the accompanying statement of financial condition of Mizuho Securities USA Inc. (the "Company") as of March 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Mizuho Securities USA Inc. as of March 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

May 28, 2013

Mizuho Securities USA Inc.
Statement of Financial Condition

March 31, 2013

(In thousands, except share data)

Assets	
Cash and cash equivalents	$ 47,984
Cash and securities segregated for regulatory purposes	1,767,975
Collateralized agreements:	
Securities purchased under agreements to resell	52,541,212
Securities borrowed	3,579,307
Securities owned, at fair value (including securities pledged of $14,436,459)	14,437,913
Receivables from brokers/dealers, clearing organizations and customers	1,157,198
Accrued interest receivable	41,892
Securities received as collateral, at fair value	337,117
Clearing and other deposits	91,409
Property, equipment and leasehold improvements, net of accumulated depreciation and amortization of $45,994	26,083
Exchange memberships, at cost (market value of $6,587)	6,161
Prepaid expenses	27,289
Other assets	23,148
Total assets	$ 74,084,688
Liabilities and Stockholders' Equity	
Short-term borrowings	$ 60,000
Collateralized agreements:	
Securities sold under agreements to repurchase	62,116,710
Securities loaned	3,842,392
Securities sold, not yet purchased, at fair value	3,644,387
Payables to brokers/dealers, clearing organizations and customers	3,147,409
Accrued interest payable	20,972
Obligation to return securities received as collateral, at fair value	337,117
Accrued expenses and other liabilities	100,599
	73,269,586
Subordinated borrowings	300,000
Stockholders' equity	515,102
Total liabilities and stockholders' equity	$ 74,084,688

See accompanying notes to statement of financial condition

1. Organization and Description of Business

Mizuho Securities USA Inc. (the "Company"), a Delaware Corporation, is a majority-owned subsidiary of Mizuho Securities Co., Ltd ("MHSC"), which owns 70.5 percent of the voting shares of the Company, with the remaining 29.5 percent owned by Mizuho Corporate Bank, Ltd. ("MHCB"). MHSC, in turn, is majority-owned by MHCB, whose ultimate parent is Mizuho Financial Group, Inc. ("MHFG"). MHFG is a holding company listed on the Tokyo, Osaka, and New York Stock Exchanges that provides comprehensive financial services through its subsidiaries. MHCB is a global wholesale bank that serves clients ranging from large corporations to financial institutions to public sector entities. MHSC is a full service securities firm that offers a wide range of securities and investment banking services primarily to Japanese corporate and retail clients. On April 1, 2013, MHSC became a direct majority-owned subsidiary of MHFG. This change in MHSC's ownership structure did not affect the direct ownership of the Company.

The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and a futures commission merchant and swap dealer with the U.S. Commodity Futures Trading Commission ("CFTC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). The Company is a member of or has access to most major international futures exchanges. The Company's activities include securities and futures brokerage, origination and trading of debt and equity securities, and mergers and acquisitions ("M&A") advisory services. The Company is a primary dealer in U.S. government securities and, as such, participates in the Federal Reserve Bank of New York's open market operations and in auctions of U.S. Treasury securities.

2. Summary of Significant Accounting Policies

Basis of presentation

The statement of financial condition is presented in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Cash and cash equivalents

Cash and cash equivalents are defined as highly liquid investments with initial maturities of three months or less, which typically includes bank deposits and money market funds. The Company has no cash equivalents at March 31, 2013.

Cash and securities segregated for regulatory purposes

Included in cash and securities segregated for regulatory purposes on the statement of financial condition are qualified securities, as defined, maintained in a special reserve bank account for the benefit of customers pursuant to SEC Rule 15c3-3 and cash and securities segregated or held in separate accounts under the Commodity Exchange Act. At March 31, 2013, cash and securities segregated for regulatory purposes includes $1,401,155 in securities received in resale agreements (largely comprised of U.S. Treasuries), and $149,994 in U.S. Treasury securities owned, with the remaining balance in cash.

Collateralized agreements

The Company's collateralized agreements include securities purchased under agreements to resell ("resale agreements"), securities sold under agreements to repurchase ("repurchase agreements"), and securities borrowed and lending transactions. The Company records resale and repurchase agreements at contract price, plus accrued interest and securities borrowed and loaned at the amount of cash collateral advanced or received, adjusted for additional collateral obtained or received by the Company, plus accrued interest. The amounts reported for collateralized agreements approximate fair value.

Resale and repurchase agreements are accounted for as financing transactions where the Company has an agreement to sell or purchase the same or substantially the same securities before maturity at a fixed or determinable price. In the normal course of business, the Company may enter into repurchase agreements that correspond to the maturity date of the underlying collateral ("repo-to-maturity"). When the Company transfers a security in repo-to-maturity transactions and has relinquished control over the transferred security in accordance with the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 860, *Transfers and Servicing* ("ASC 860"), the Company records these transactions as sales by "derecognizing" the transferred security and recognizing the related

2. Summary of Significant Accounting Policies (continued)

gains or losses in principal transactions on the statement of operations. At March 31, 2013, the Company did not have any outstanding repo-to-maturity agreements. It is the Company's policy to take possession of securities collateralizing resale agreements at the time such agreements are made. In the same manner, the Company provides securities to counterparties in order to collateralize repurchase agreements. These agreements are collateralized primarily by U.S. Treasury and federal agency securities, with a fair value equal to or in excess of the principal amount borrowed. The market value of the underlying collateral is reviewed daily and additional cash or other collateral is obtained or returned as necessary.

When specific conditions are met, including the existence of a legally enforceable master netting agreement and/or net settlement through a central clearing organization, the Company nets certain repurchase agreements and resale agreements with the same counterparty in the statement of financial condition.

Securities borrowed and loaned transactions are generally reported as collateralized financings except where other securities are used as collateral. When the Company acts as a lender in a securities lending agreement and receives collateral in the form of securities that can be re-pledged or sold, it recognizes securities received as collateral and a corresponding obligation to return securities received as collateral at fair value in the statement of financial condition. At March 31, 2013, these balances are mostly comprised of equities and corporate debt.

In securities borrowed transactions, the Company is required to deposit cash or other collateral with the lender. In securities loaned transactions, the Company receives collateral in the form of cash or securities in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, and obtains or returns additional collateral as necessary.

At March 31, 2013, the Company had obtained securities as collateral that could be re-pledged, delivered or otherwise transferred with a fair value of $76,433,536. This collateral was generally received under resale agreements and securities borrowed transactions. Of these securities, $76,050,109 was re-pledged, delivered or otherwise transferred, generally as collateral under repurchase agreements, securities lending agreements or to satisfy the Company's commitments under short sales. These securities are reported in the statement of financial condition after applicable netting.

(In thousands)

2. Summary of Significant Accounting Policies (continued)

The Company also enters into forward-starting collateralized financing agreements. These agreements represent off balance-sheet commitments until the start date, at which time they will be recorded as financing transactions in the statement of financial condition. At March 31, 2013, the Company had forward-starting collateralized agreements with start dates ranging from April 1, 2013 to April 3, 2013. The contract values of these transactions total $7,643,773 for resale and securities borrowing agreements and $500,000 for repurchase agreements.

Fair value measurements

The Company reports assets and liabilities at fair value on the statement of financial condition in accordance with ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"). The Company has made no elections under the "Fair Value Option" in ASC 825, *Financial Instruments* ("ASC 825"), which allows the Company to irrevocably elect fair value as the initial and subsequent measurement attribute for most financial assets and liabilities on an instrument-by-instrument basis.

Securities transactions

Securities owned and securities sold, not yet purchased, which include contracts for financial futures and options and other derivative instruments, are recorded on a trade date basis at fair value. Fair value is generally based upon quoted market prices, where available. When quoted market prices are not available, the Company uses other market data, such as transacted prices for the same or similar securities.

The Company utilizes benchmark prices and yields, as well as spreads over the yield curves for benchmark or similar securities in measuring fixed income securities at fair value. Exchange-traded equities and exchange traded funds ("ETFs") are measured at fair value using the closing price from the relevant exchanges. ETFs are adjusted to the fair value "NAV" (net asset value) price, which is calculated based on quoted prices for the underlying component stocks.

Realized and unrealized gains and losses are reflected in principal transactions on the statement of operations in the period during which the transaction or the change in fair value occurred. Related interest amounts, including accrued interest, are included in interest and dividends income or interest expense on the statement of operations.

2. Summary of Significant Accounting Policies (continued)

Derivative financial instruments

The Company recognizes the fair value of all derivative financial instruments in the statement of financial condition as either assets or liabilities in securities owned or securities sold, not yet purchased, respectively. When specific conditions for balance sheet offsetting are met, the Company nets certain derivative contracts with the same counterparty in the statement of financial condition. The Company records all derivative financial instruments at fair value with changes in fair values (unrealized gains and losses) reflected in principal transactions in the statement of operations. Since the Company does not apply hedge accounting as defined in ASC 815, *Derivatives and Hedging* ("ASC 815"), certain of the disclosures required under ASC 815 are generally not applicable with respect to these financial instruments.

The fair values of derivative assets and liabilities traded in the over the counter ("OTC") market are determined using quantitative models that require the use of multiple market inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors, which are used to value the positions. The majority of market inputs are actively quoted and can be validated through external sources including brokers, market transactions and third party pricing services. The fair value of derivative transactions represents the net receivable or payable (gain or loss) to the counterparty in the contract.

The Company applies the enhanced disclosure requirements for derivative instruments prescribed in ASC 815, which requires companies to disclose how derivative instruments (and any related hedged items) are accounted for, their location and amounts in a company's statement of financial condition, and their effect on financial position, financial performance, and cash flows. The enhanced disclosures required by ASC 815 are included in Note 9.

Clearing and other deposits

The Company is a member of various clearing organizations at which it maintains cash and/or securities required to conduct its day-to-day clearance activities. At March 31, 2013, the balance was comprised of cash.

(In thousands)

2. Summary of Significant Accounting Policies (continued)

Property, equipment and leasehold improvements

Property and equipment are depreciated on a straight-line basis over their estimated useful lives, ranging from three to ten years. Leasehold improvements are amortized over the shorter of the economic useful life of the asset or the remaining term of the lease. The Company's net balance on the statement of financial condition at March 31, 2013 is comprised of $15,996 in leasehold improvements, $8,251 in information technology assets, and $1,836 in furniture and fixtures.

Exchange memberships

The Company's exchange memberships, which provide the Company with the right to conduct business on various exchanges, are recorded at cost and evaluated for impairment on at least an annual basis. If management were to ascertain that an other-than-temporary impairment in value has occurred, the exchange membership would be reported at a value that reflects management's estimate of the impairment. There were no exchange membership impairments during the year ended March 31, 2013.

Preferred stock

The Company's preferred stock is held by MHSC and is perpetual and non-redeemable. The shares are convertible at the option of MHSC into common shares at a rate of 1 to 1. There are no stated dividends on these shares; however, for purposes of any dividend, the preferred shares rank *pari passu* with the Company's common stock. In the event of liquidation, holders of the preferred stock are entitled to a preference of $437 per share. After such amount is paid, holders of the common stock are entitled to receive any and all assets remaining to be paid or distributed.

Dividend

In March 2013, the Company declared and paid a dividend of $11,191 on its outstanding common and preferred shares.

Principal transactions

The Company's principal transactions consist of realized and unrealized gains and losses on securities owned and securities sold, not yet purchased. To the extent that these securities also have associated interest and dividend income or expense, these additional accounts on the statement of operations will be impacted. As a result, the Company reports revenues net of interest expense.

2. Summary of Significant Accounting Policies (continued)

Commissions

The Company earns commissions from customer transactions primarily in futures clearing and execution and equity securities transactions. Commission revenues and related clearing expenses are recorded on a trade date basis.

Investment banking revenues

Investment banking revenues include gains, losses, and fees arising from debt and equity securities offerings in which the Company acts as an underwriter or agent. Also included in this balance are fees earned from advisory activities. Investment banking revenues are presented net of transaction related expenses and are recognized when services for the transactions are determined to be completed and the income is reasonably determinable.

Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated at the rate of exchange on the statement of financial condition date, whereas amounts recognized in the statement of operations are translated at the actual rates of exchange on the date of the transaction. Net gains or losses resulting from foreign currency translation are included in other revenues in the statement of operations.

Income taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes* ("ASC 740"). ASC 740 prescribes the method to account for uncertainty in income tax positions taken or expected to be taken in a tax return by applying a "more likely than not" ("MLTN") criteria as to whether a tax position will be sustained upon examination, based on the technical merits of the position. Accordingly, the Company assesses this likelihood based on the facts, circumstances, and information available at the end of each period. A tax position that meets the MLTN recognition threshold is measured initially and subsequently as the largest amount of tax benefit that will likely be realized upon settlement with a taxing authority that has full knowledge of all the relevant information. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Deferred tax expenses or benefits are recognized in the statement of financial condition at amounts expected to be realized for the changes in deferred tax liabilities ("DTLs") or assets ("DTAs") between years.

(In thousands)

2. Summary of Significant Accounting Policies (continued)

The Company recognizes the current and deferred tax consequences of all transactions in the statement of financial condition using the provisions of the currently enacted tax laws. It is the Company's policy to include interest and penalties related to gross unrecognized tax benefits within its provision or benefit for income taxes.

Non-income based taxes

The Company is subject to taxation in New York State ("NYS") and New York City ("NYC") based on the greater of the taxes calculated using the Company's respective taxable net income or those using alternative methods based on the Company's average assets for the tax period (the "alternative" taxes) and certain allocation factors. To the extent that alternative taxes due exceed those that would have resulted based on income, the Company reports these alternative taxes as part of non-interest expenses, before its provision or benefit for income taxes in the statement of operations.

Subsequent events

Under the provisions of ASC 855, Subsequent Events ("ASC 855"), companies are required to evaluate events and transactions that occur after the balance sheet date but before the date the statement of financial condition is issued, or available to be issued in the case of non-public entities. As such, the Company is required to evaluate and recognize in the statement of financial condition the effect of all events or transactions that provide additional evidence of conditions that existed at the balance sheet date, including estimates inherent in the statement of financial condition's preparation. The Company evaluated all events and transactions through May 28, 2013, the date the statement of financial condition is available to be issued and noted no material recognizable or non-recognizable subsequent events during this period.

Accounting developments

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220), "*Presentation of Comprehensive Income*" ("ASU 2011-05"). Among other presentation amendments, ASU 2011-05 eliminates the current option to present the components of other comprehensive income ("OCI") as part of the statement of changes in stockholder's equity. This requirement is effective for periods beginning December 15, 2011. In December 2011, the FASB issued ASU 2011-12, *Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting*

(In thousands)

2. Summary of Significant Accounting Policies (continued)

Standards Update No. 2011-05 ("ASU 2011-12"). ASU 2011-12 defers the 2011-05 requirement that companies present reclassification adjustments for each component of accumulated OCI in both net income and OCI on the face of financial statements. This requirement is effective for fiscal years ending after December 15, 2012, and interim and annual periods thereafter. The Company adopted ASU 2011-05 and ASU 2011-12 and presented a separate consolidated statement of comprehensive income.

In May 2011, the FASB issued ASU No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS* ("ASU 2011-04"), which provides clarifying guidance on how to measure fair value and provides additional disclosure requirements. The amendments, among other things, prohibit the use of blockage factors at all levels of the fair value hierarchy, provide guidance on measuring financial instruments that are managed on a portfolio basis, and clarify guidance on the application of premium and discounts in measuring fair value. Additional disclosure requirements include the disclosure of transfers between Level 1 and Level 2, a description of the valuation processes for Level 3 fair value measurements, as well as additional information regarding unobservable inputs affecting Level 3 measurements. Effective April 1, 2012, the Company adopted this standard, and the new requirements did not have a material effect on the Company's statement of financial condition.

In April 2011, the FASB issued ASU No. 2011-03, *Reconsideration of Effective Control for Repurchase Arrangements* ("ASU 2011-03"). ASU 2011-03 removes the criterion that collateral received under a repurchase arrangement must be sufficient to fund substantially all of the cost of purchasing replacement assets in order for the transferor to maintain effective control of the transferred financial asset and require the transaction to be accounted for as a repurchase arrangement. The Company adopted this standard effective April 1, 2012, and the new requirements did not have an impact on the Company's statement of financial condition.

In December 2011, the FASB issued ASU No. 2011-11, *Disclosures about Offsetting Assets and Liabilities* ("ASU 2011-11") to Topic 210, Balance Sheet. The update requires new disclosures regarding balance sheet offsetting and related arrangements. For derivatives and financial assets and liabilities, the amendment requires disclosure of gross asset and liability amounts, amounts offset on the balance sheet, and amounts subject to the offsetting requirements but not offset on the balance sheet. The guidance is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods, and is to be applied

(In thousands)

2. Summary of Significant Accounting Policies (continued)

retrospectively. This ASU does not amend the existing guidance on when it is appropriate to offset; the Company is currently evaluating the impact of ASU 2011-11, but does not expect the ASU to have a material effect on the Company's statement of financial condition.

In February 2013, the FASB issued ASU no. 2013-02, *Reporting of Amounts Reclassified Out of Other Comprehensive Income* ("ASU 2013-02"), to Topic 220, Comprehensive Income. The objective of this update is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments require the entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. The amendment is effective for fiscal periods and interim periods within those years beginning after December 15, 2012. The Company is currently assessing the impact this will have in its financial statements, but is not expected to have a material impact.

3. Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value

Securities owned and securities sold, not yet purchased, consist of U.S. Treasury and federal agency securities, agency mortgage-backed securities, asset-backed securities, corporate debt, equity securities and derivative contracts. Securities sold, not yet purchased, represent the Company's obligation to acquire the securities at then prevailing market prices, which may differ from the amount reflected on the statement of financial condition.

Securities owned includes proprietary positions that have been pledged as collateral to counterparties on terms which permit the counterparties to sell or repledge the securities to others.

Securities owned and securities sold, not yet purchased, at fair value at March 31, 2013 consist of the following:

	Owned	Sold, not yet purchased
U.S. Treasury and federal agency securities	$ 6,188,340	$ 3,347,101
Mortgage-backed securities	5,817,316	50
Asset-backed securities	47,727	-
Corporate debt	619,333	267,024
Equities	1,751,050	4,072
Derivative contracts	14,147	26,140
Total	$ 14,437,913	$ 3,644,387

(In thousands)

4. Receivables from and Payables to Brokers/Dealers, Clearing Organizations and Customers

Receivables from and payables to brokers/dealers, clearing organizations and customers at March 31, 2013 consist of the following:

	Receivables	Payables
Net payable for trades pending settlement	$ –	$ 350,760
Brokers and clearing organizations	957,828	30,713
Securities failed to deliver/receive	175,523	154,339
Futures customers	507	2,603,739
Investment banking	18,884	6,867
Other	4,456	991
Total	$ 1,157,198	$ 3,147,409

Net payable for trades pending settlement represents the contract price of securities to be delivered or received by the Company. Should a counterparty fail to deliver securities pending settlement to the Company, the Company may be required to purchase identical securities on the open market. Trades pending settlement at March 31, 2013 were settled without a material effect on the Company's statement of financial condition.

Amounts receivable from brokers and clearing organizations primarily represent balances receivable from futures exchanges. Included in this balance are receivables segregated or held in separate accounts under the Commodity Exchange Act in the amount of $880,444. Amounts payable to brokers and clearing organizations represent brokerage and execution fees payable to exchanges, primarily for futures business.

Securities failed to deliver or receive ("fails") represent receivable or payable balances, respectively, arising from transactions with customers and brokers/dealers. Fails open at March 31, 2013, which remained unsettled, do not have a material effect on the Company's statement of financial condition.

Receivables from and payables to futures customers represent balances arising in connection with futures transactions, including customer cash and related accrued interest balances, as well as gains and losses on open futures and options contracts. The payables to future customers balance includes $2,289,961 of customer segregated funds under the Commodity Exchange Act.

(In thousands)

4. Receivables from and Payables to Brokers/Dealers, Clearing Organizations and Customers (continued)

Receivables or payables arising from investment banking activities consist of fees and concessions earned or owed by the Company from its advisory services and participation in securities offerings as an underwriter or selling agent.

5. Subordinated Borrowings

The Company has the following subordinated notes payable to MHCB and MHSC at March 31, 2013:

Lender	Maturity Date	Interest Rate	Par Value
MHCB	September 2013	3.59%	$ 100,000
MHSC	April 2015	2.56%	100,000
MHSC	September 2015	2.52%	100,000
			$ 300,000

These borrowings are subordinated to claims of general creditors, are covered by agreements approved by FINRA and the Chicago Mercantile Exchange, and are included in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that these borrowings are required for the Company's continued compliance with minimum net capital requirements, they cannot be repaid.

6. Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies as part of its trading, clearing, financing, and general operations. At March 31, 2013, the statement of financial condition included the following balances with affiliates:

(In thousands)

6. Related Party Transactions (continued)

Assets		
Cash and cash equivalents	$	1,575
Securities purchased under agreements to resell		13,398,402
Securities borrowed		30
Securities owned, at fair value		70
Receivables from brokers/dealers, clearing organizations and customers		34,332
Other assets		2,808
Liabilities		
Securities sold under agreements to repurchase	$	75,307
Securities loaned		84,398
Securities sold, not yet purchased, at fair value		5,112
Payables to brokers/dealers, clearing organizations and customers		333,404
Accrued interest payable		2,623
Accrued expenses and other liabilities		5,520
Subordinated borrowings		300,000

Financing transactions

The Company enters into collateralized financing transactions with affiliates under comparable financing rates and terms as with unaffiliated parties. At March 31, 2013, the financing transaction balances are mostly comprised of resale agreements, repurchase agreements and securities loaned with MHSC.

Receivables from and payables to brokers/dealers, clearing organizations and customers

The Company recorded receivables from and payables to brokers/dealers, clearing organizations and customers. Receivables are primarily comprised of balances due from affiliates who have direct access to futures markets to which the Company does not. Payables are primarily comprised of balances due to affiliates who do not have direct access to futures markets to which the Company has access. The remainder of these balances related to clearing fees, fees from M&A transactions, underwriting fees, rebates and fees for support and services or shared resources.

6. Related Party Transactions (continued)

Borrowings from affiliates

At March 31, 2013, the Company had $100,000 in subordinated notes payable to MHCB and $200,000 in subordinated notes payable to MHSC, with accrued interest payable in the amount of $2,623.

Commission revenue

The Company's commodity futures brokerage business generates commission revenue by facilitating order execution and providing clearing and settlement services to customers. Affiliates have brokerage accounts with the Company in order to transact in markets to which they do not have direct access.

Investment banking revenues

The Company earns investment banking revenues by underwriting and distributing securities issued by its affiliates. In addition, the Company may allocate revenues to affiliates for their participation.

Brokerage, clearing and execution

The Company executes and clears certain futures and equity transactions on foreign exchanges through Mizuho Securities Asia Ltd. ("MHSA"), Mizuho International plc ("MHI"), MHSC and MHCB. The Company pays execution fees and commissions to its affiliates which are recorded as brokerage, clearing and execution expense. As a futures commission merchant and a clearing member of a number of domestic and international futures exchanges, the Company maintains accounts for affiliates in order to execute and clear trades on their behalf. Brokerage, clearing and execution expense also includes commission rebates to affiliates for shared coverage of customers with MHI, MHSC and MHSA.

Affiliate service fees

The Company and its affiliates share various resources for which they also share the associated costs. The related unpaid balances are included in accrued expenses and other liabilities.

(In thousands)

7. Employee Benefit Plans

Deferred compensation plan

Substantially all employees of the Company are covered by the Company's deferred compensation defined contribution plan. The Company's contribution is determined under provisions of the plan.

Postretirement health care plan

The Company has a defined benefit postretirement health care plan ("the Plan") that covers a limited group of employees meeting certain criteria. Plan benefits commence upon retirement and end at age of eligibility for coverage under Medicare or upon coverage of participant by another plan. Participants become eligible for plan benefits if they retire from the Company after reaching age 55 with 8 or more years of service. The Plan is noncontributory and is a continuation of the active employee medical and dental plans in which the Company pays substantially all eligible covered medical expenses. The Company does not currently fund this plan; benefits are paid as incurred. No assets have been segregated and restricted to provide for plan benefits.

The accumulated postretirement benefit obligation ("APBO") is the present value of benefits earned as of the year-end "measurement date" based on employee service prior to that date. The APBO for the Plan at March 31, 2013 is $651, which is reported in accrued expenses and other liabilities in the statement of financial condition.

The following table provides a reconciliation of the changes in the APBO from April 1, 2012 through March 31, 2013:

Change in benefit obligation (APBO)	
APBO at the beginning of the period	$ 463
Service cost	98
Interest cost	17
Actuarial loss	73
APBO at the end of the period	$ 651

(In thousands)

7. Employee Benefit Plans (continued)

The funded status of the Plan is the excess of the APBO over plan assets. Since the Company does not have assets segregated and restricted to provide postretirement benefits, the funded status of the Plan is equal to the liability recorded as the APBO.

Assumptions

The weighted-average discount rate assumption used to determine the APBO and net periodic benefit cost was 3.30%. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. For measurement purposes, the annual rates of increase in the per capita cost of covered medical and dental claims assumed for the year ending March 31, 2013 are 7.5% and 5.0%, respectively. The medical and dental healthcare cost trend rates are further assumed to decrease gradually to 6.3% and 4.9%, respectively, by the year ending March 31, 2018. Both rates are expected to gradually decrease to 4.5% by the year ending March 31, 2027 and remain at that level thereafter.

As of March 31, 2013, the latest actuarial valuation date, a one-percentage-point change in assumed health care cost trend rates would have the following effects on the amounts reported for APBO:

	One-Percentage-Point-Increase	**One-Percentage-Point-Decrease**
Increase/(decrease) in APBO	69	(62)

The estimated benefits expected to be paid are as follows:

	Amount
Year ending March 31:	
2014	$ 13
2015	8
2016	17
2017	8
2018	25
2019-2023	324
	$ 395

(In thousands)

8. Income Taxes

As of March 31, 2013, the Company had a net DTA of $20,756, against which a valuation allowance of $5,537 has been applied. The net of these amounts, $15,219, is included in other assets in the statement of financial condition. The net DTA is comprised of a gross DTA of $35,061, which consists primarily of certain accrued expenses not currently deductible for tax purposes and tax credit carry-forwards. This is presented net of a gross DTL of $14,305, which consists primarily of adjustments to prior tax deductions, payable over a phase-in period, and deferred taxable income.

The Company's valuation allowance of $5,537, a decrease of $1,312 from prior year, relates to accrued expenses not currently deductible for NYS and NYC tax purposes. Management believes that it is more likely than not that this portion of the DTA will not be realized due to the likelihood of being subject to non-income based taxes.

The following table summarizes the activity related to Company's gross unrecognized tax benefits from April 1, 2012 to March 31, 2013:

Balance as of April 1, 2012	$	957
Increases related to prior year tax positions		–
Decreases related to prior year tax positions		–
Decreases related to current year tax positions		–
Increases related to current year tax positions		206
Decreases related to settlements with taxing authorities		–
Decreases related to lapsing of statute of limitations		–
Balance as of March 31, 2013	$	1,163

The Company's total unrecognized tax benefits (including interest and penalties of $444) that, if recognized, would affect the Company's effective tax rate were $1,200 at March 31, 2013.

The Company's returns beginning with tax years ended March 31, 2009 remain subject to examination by the Internal Revenue Service for U.S. federal tax purposes, and by the state and local tax authorities.

9. Financial Instruments

Derivative financial instruments

In the normal course of business, the Company enters into a variety of derivative financial instrument transactions. These derivative financial instruments typically include forward and futures contracts, options on futures contracts, interest rate swaps, credit default swaps, foreign exchange contracts, and to-be-announced securities transactions ("TBAs"). The Company enters into derivative contracts to facilitate client transactions, conduct trading activities and to manage risk.

Forward settling trades and futures contracts provide for the delayed delivery or purchase of financial instruments, commodities, or currencies at a specified future date at a specified price or yield. Futures contracts are exchange traded and cash settlement is made on a daily basis for market movements. The clearing organization acts as the counterparty to specific transactions and bears the risk of delivery to and from counterparties to specific positions.

Option contracts allow the holder to purchase or sell financial instruments for cash at a specified price and within a specified period of time. As a seller of options, the Company receives a premium at the outset and then bears the risk of unfavorable changes in the price of the financial instruments underlying the option. Options on futures contracts are contracts that allow the owner of the option to purchase or sell the underlying futures contract at a specified price and within a specified period of time.

Interest rate swaps are entered into between two counterparties, typically one on the "fixed leg" paying a fixed interest rate and one on the "floating leg" paying a floating rate based on a specified spread above a designated underlying rate, usually LIBOR. Interest rate swaps are typically used to limit or manage exposure to fluctuations in interest rates, or to obtain a marginally lower interest rate than would be available without the swap. The Company enters into interest rate swaps to help manage its exposure to interest rate risk and as an interest rate swaps dealer.

Credit default swaps are used to protect against the risk of default on a set of debt obligations issued by a specified reference entity or entities. The Company enters into credit default swaps primarily to mitigate credit risk on its corporate debt holdings.

(In thousands)

9. Financial Instruments (continued)

Foreign exchange contracts are used to mitigate exposure to foreign exchange rate fluctuations. The Company enters into foreign currency forwards primarily to mitigate exposure to transactions and balances denominated in Japanese Yen.

TBAs are forward contracts that give the purchaser/seller an obligation to receive/deliver mortgage securities in the future. The performance of the forward contracts is dependent on the financial reliability of the counterparty and exposes the Company to credit risk, which is limited to the unrealized gains recorded in the statement of financial condition. Market risk is substantially dependent upon the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

The fair values of derivative financial instruments included in securities owned and securities sold, not yet purchased as of March 31, 2013 are as follows:

Derivatives not designated as hedging instruments under ASC 815-20

	Assets	Liabilities
TBA securities transactions	$ 7,037	$ 21,026
Interest-rate swap contracts	4,861	5,098
Credit default swaps	2,179	–
Foreign exchange forward contracts	70	14
Forward settling trades	–	2
Total carrying value of derivatives	$ 14,147	$ 26,140

Financial instruments with off-balance sheet risk

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments including interest rate swap contracts, credit default swaps, foreign exchange contracts, and TBAs. These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at March 31, 2013 at fair value and would incur a loss if the fair value of the securities increases subsequent to March 31, 2013.

9. Financial Instruments (continued)

In the normal course of business, the Company executes and clears futures, forwards, options, swaps and securities transactions for the accounts of its customers, primarily institutional investors, financial institutions and affiliates. Such transactions may expose the Company to off-balance sheet risk due to the possibility that the customer is unable to satisfy its obligations, and the Company has to purchase or sell the underlying financial instrument at a loss.

The Company provides securities as collateral to counterparties under repurchase agreements and securities lending transactions. In the event a counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess credit exposure.

Where the Company does not have access to certain futures markets, it utilizes clearing brokers. The Company guarantees to the respective clearing houses or other clearing brokers its customers' performance under these contracts. In accordance with regulatory requirements and market practice, the Company requires its customers to meet, at a minimum, the margin requirements established by each of the exchanges at which contracts are cleared.

Concentrations of market and credit risk

The Company enters into transactions that involve varying degrees of both market and credit risk. The Company monitors its exposure to these risks on a daily basis through a variety of financial, security position and credit exposure reporting and control procedures.

Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. All financial instruments, including derivatives and short sales, are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition, and diversification of positions held, the absolute and relative levels of interest rates and foreign currency exchange rates as well as market volatility and illiquidity. The Company manages market risk by setting risk limits and by economically hedging its exposure to risk factors.

9. Financial Instruments (continued)

Credit risk is the risk of loss resulting from a counterparty's failure to meet its obligations. The Company is engaged in various trading and brokerage activities with brokers/dealers, banks and other institutions. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to manage credit risk based on the risk profile of the borrower or counterparty, repayment sources, the nature of underlying collateral, and other support given current events, conditions and expectations. The credit risk for derivatives is limited to the unsettled fair valuation gains recorded in the statement of financial condition. With respect to collateralized financing transactions, the Company continually monitors the value and adequacy of the collateral pledged by its counterparties. In addition, the Company enters into master netting agreements to mitigate the credit risk of financial instruments, which would reduce the maximum amount of loss. Consequently, management believes the risk of credit loss from counterparties' failure to perform in connection with collateralized lending activities is minimal.

10. Fair Value Measurements

ASC 820 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date" or an "exit price". The objective of a fair value measurement is to determine this price.

The valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs, using techniques that are appropriate and for which sufficient data is available. Additionally, for inputs based on bid and ask prices, the price within the bid-ask spread that is most representative of fair value is used to measure fair value.

Fair value hierarchy

ASC 820 prioritizes the inputs used to measure fair value into three broad levels, assigning the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest to unobservable inputs (Level 3 measurements). If the inputs used to measure an asset or liability fall into different levels within the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement.

The three categories are as follows:

Level 1: Assets and liabilities whose values are based on unadjusted quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include U.S. Treasury Bills, on-the-run or recently issued U.S. Treasury bonds, notes, and strips. Also included in

(In thousands)

10. Fair Value Measurements (continued)

Level 1 are listed equity securities, consisting of common stock and ETFs, and exchange-traded derivative contracts. Additionally, TBAs are classified as Level 1.

Level 2: Assets and liabilities whose values are based on inputs that are observable either directly or indirectly, but do not qualify as Level 1 inputs. Level 2 assets and liabilities include primarily off-the-run U.S. Treasury bonds, notes, and strips, federal agency obligations, pass-through mortgage-backed securities issued by U.S. government agencies or government sponsored entities, non-agency mortgage-backed securities, agency securities and corporate debt. Also included in Level 2 assets and liabilities are interest rate swap contracts, credit defaults swap contracts and foreign exchange contracts.

Level 3: Assets and liabilities whose values are based on inputs that are both unobservable and significant to the overall fair value measurement. The Company did not have any assets or liabilities measured at fair value using unobservable inputs or for which unobservable inputs were significant to their fair value measurement throughout the year or at March 31, 2013.

In determining the appropriate measurement levels, the Company performs analyses on the assets and liabilities subject to ASC 820 at the end of each reporting period. Changes in the observability of significant valuation inputs during the reporting period may result in a reclassification of certain assets and liabilities within the fair value hierarchy.

The following tables present the Company's major categories of assets and liabilities that are measured at fair value on a recurring basis using the above fair value hierarchy at March 31, 2013:

Assets	**Level 1**	**Level 2**	**Level 3**	**Total**
Securities segregated for regulatory purposes:				
U.S. Treasury securities	$ 149,994	$ –	–	$ 149,994
Securities owned:			–	
U.S. Treasury and federal agency securities	2,928,342	3,259,998	–	6,188,340
Mortgage-backed securities	–	5,817,316	–	5,817,316
Asset-backed securities	–	47,727	–	47,727
Corporate debt	–	619,333	–	619,333
Equities	1,751,050	–	–	1,751,050
Derivative contracts	7,037	7,110	–	14,147
Securities received as collateral	238,268	98,849	–	337,117
Total	$ 5,074,691	$ 9,850,333	–	$ 14,925,024

(In thousands)

10. Fair Value Measurements (continued)

Liabilities	**Level 1**	**Level 2**	**Level 3**	**Total**
Securities sold, not yet purchased:				
U.S. Treasury and federal agency securities	$ 2,131,128	$ 1,215,973	–	$ 3,347,101
Mortgage-backed securities	–	50	–	50
Corporate debt	–	267,024	–	267,024
Equities	4,072	–	–	4,072
Derivative contracts	21,026	5,114	–	26,140
Obligation to return securities received as collateral	238,268	98,849	–	337,117
Total	$ 2,394,494	$ 1,587,010	–	$ 3,981,504

Valuation techniques

The Company utilizes Level 1 prices whenever available. U.S. Treasury Bills and other U.S. Treasury securities are measured at fair value using quoted prices for identical securities in active dealer markets. The Level 2 designation is utilized with off-the-run U.S. Treasury securities. Off-the-run securities are aged issuances which tend to be less liquid and not as readily quotable as on-the-run securities. Federal agency securities are measured using a spread to the Treasury benchmark. These Level 2 measurements may be applied for securities such as medium term notes, which are typically smaller issuances initiated through reverse inquiry by potential investors and some callable securities.

The Company measures mortgage-backed securities – which include mortgage pools, federal agency pass-through securities and collateralized mortgage obligations ("CMOs"), and private label (non-agency) commercial mortgage-backed-securities ("CMBS") and residential mortgage-backed-securities ("RMBS") – primarily based on brokers' market prices. As such, mortgage-backed securities are categorized as Level 2.

The Company measures asset-backed-securities using the spread over the U.S. Treasury benchmark. Most of the asset-backed-securities in inventory are collateralized auto loans.

The Company's corporate bonds largely consist of investment grade corporate bonds and notes. These are categorized as Level 2 as the Company measures fair value using the spread over the U.S. Treasury benchmark.

Equities include common stock and ETFs, which are all measured at fair value using quoted market prices from the exchanges on which they are traded. For ETFs, the Company uses the

(In thousands)

10. Fair Value Measurements (continued)

quoted prices for the underlying component stocks (fair value NAV price) for fair value measurement, which is consistent with how the Company would exit the position, by redeeming the shares for a basket of individual stocks. As such, these securities are categorized as Level 1.

Derivative contracts include interest rate swaps, credit default swaps and foreign currency forwards, which are measured using discounted cash flow calculations based on observable inputs from the relevant interest/credit/exchange rate curves, which is considered a Level 2 measurement. The Company's derivative contracts also include TBAs, which are measured at fair value using market prices from broker markets. As such, TBAs are categorized as Level 1. Forward settling trades are measured using the underlying securities and may be Level 1 or Level 2. Details of derivative contracts are disclosed in Note 9.

Transfers into/out of Levels 1 and 2

As of March 2013, the Company reclassified approximately $638,073 of corporate debt assets and $339,199 of corporate debt liabilities from Level 1 to Level 2 as transactions in these securities did not occur with sufficient frequency and volume to constitute an active market.

11. Commitments and Contingencies

Lease commitments

The Company has remaining minimum annual rental commitments for office spaces under non-cancelable operating leases with initial terms in excess of one year, as follows:

	Amount
Year ending March 31:	
2014	$ 5,753
2015	5,770
2016	5,928
2017	5,925
2018	4,234
Thereafter	7,737
	$ 35,347

(In thousands)

11. Commitments and Contingencies (continued)

Rentals are subject to periodic escalation charges and do not include amounts payable for insurance, taxes and maintenance.

The Company entered into a lease agreement effective October 2010. Upon expiration, the Company is legally obligated to return the premises to its original condition. In accordance with ASC 410, *Asset Retirement Obligations*, the Company initially recognized the fair value of a liability for an asset retirement obligation of $904. The Company recognized a corresponding asset for that amount and capitalized that cost on the statement of financial condition. This amount will be amortized straight line over the life of the lease. As of March 31, 2013, the Company recorded an asset retirement obligation of $960. This amount is recorded in accrued expenses and other liabilities on the statement of financial condition.

The Company has provided letters of credit in connection with leases for its New York and Boston offices in the amount of $824 and $37, respectively. These letters of credit are collateralized by U.S. Treasury securities.

Business employment incentive grant

Pursuant to an agreement entered into with the New Jersey Economic Development Authority in 2001, the Company receives Business Employment Incentive Grants filed over a period of 10 years. As of March 31, 2013, the cumulative amount of grants the Company has received is $4,786. Pursuant to the agreement, the Company must continuously maintain a staffing level consistent with the terms of the contract through 2016 in order to receive outstanding grants and retain the grants received. The Company currently has employees in excess of this threshold.

Litigation

In accordance with the provisions of ASC 450, *Contingencies ("*ASC 450*")*, the Company accrues for a litigation-related liability when the assessed likelihood of realizing a future loss is probable and the amount of loss can be reasonably estimated. In applying these principles, the information available may indicate that the estimated amount of loss is within a range of amounts. When an amount within a range of loss is identified as the most likely result within the range, that amount is accrued by the Company.

(In thousands)

11. Commitments and Contingencies (continued)

The Company is involved in litigation arising in the normal course of business. It is the opinion of management that the ultimate resolution of such litigation will not have a material adverse effect on the Company's statement of financial condition.

Medium term notes

The Company, along with MHSC and MHI, may from time to time issue Medium Term Notes ("MTNs" or the "program") in amounts not to exceed $9,500,000 in the aggregate, as governed by a filing with the Luxembourg Stock Exchange. The program's prospectus was originally filed on April 20, 2010 and was amended on January 25, 2013. The Company has the ability to issue notes with maturities between seven days and perpetuity and with interest rates that may be fixed, floating or zero coupon. In connection with the program, MHFG and MHCB has provided a "keep well agreement" that includes requirements that it continue to own a majority of the Company's voting shares and, if necessary, make available funds to meet payment obligations under the program by way of additional share capital or subordinated loans. The Company has not yet issued any MTNs under the program.

12. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by Rule 15c3-1. This method requires that the Company maintain minimum net capital, as defined, equivalent to the greater of $250 or 2% of aggregate debit items arising from customer transactions pursuant to SEC Rule 15c3-3, or 8% of the total risk margin requirement for positions carried in customer and non-customer accounts pursuant to the Commodity Exchange Act, plus excess margin collected on securities received on resale agreements, as defined.

At March 31, 2013, the Company's net capital of $507,517 was $333,472 in excess of the required amount. Advances to affiliates, repayment of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain limitations and other provisions of the SEC and other regulators.

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